SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2) *

                       TRANSACT TECHNOLOGIES INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    892918103
                                 (CUSIP Number)

SILVERMAN, COLLURA, CHERNIS & BALZANO, P.C., 381 Park Avenue South Suite 1601, NY, NY 10016

                    Attn: Michael H. Freedman (212) 779-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 5, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103

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     1) Names of Reporting Person and Social Security Number

          Jack Silver

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     2) Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)        N/A
          (b)        N/A

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     3) SEC Use Only

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     4) Source of Funds      AF  PF  OO

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     5) Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
        2(d) or 2(e)

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     6) Citizenship or Place of Organization      U.S.A.

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Number of Shares             (7) Sole Voting Power       0 Common Shares
Beneficially
Owned by Each                ---------------------------------------------------
Reporting Person             (8) Shared Voting Power     N/A
With
                             ---------------------------------------------------
                             (9) Sole Dispositive Power  0 Common Shares

                             ---------------------------------------------------
                             (10) Shared Dispositive Power N/A

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11) Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Shares

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  N/A

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13) Percent of Class Represented by Amount in Row (11)      N/A

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14) Type of Reporting Person       IN

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Item 1.   Security and Issuer

     a. The title of the class of equity securities to which this statement relates is Common Stock

     b. The name and address of the principal executive officers of the issuer of such securities is

          Transact Technologies, Inc., 7 Laser Lane, Wallingford, CT 06492

Item 2.   Identity and Background

     (a)  Jack Silver

     (b)  660 Madison Avenue, 15th Floor, New York, NY 10021

     (c) Investor - Sherleigh Associates, 660 Madison Avenue, 15th Floor, New York, New York 10021

     (d) During the last five years, I have not been convicted in a criminal proceeding.

     (e) During the last five years I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and I am not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding of any violation with respect to such laws.

     (f)  U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

          N/A

Item 4.   The Purpose of Transaction

          N/A

Item 5.   Interest in Securities of the Issuer

          (a) Mr. Silver does not beneficially own any Common Shares of the issuer.

          (b)  Not applicable.

          (c) The following is a description of Mr. Silver's sales in the class of securities reported herein that were affected during the past 60 days:

          Owner                               Amount           Net Proceeds
          -----                               ------           ------------

          Jack Silver                         185,132           $3,283,744

          Jack Silver and
           Shirley Silver Foundation           35,025           $  636,896
          Shirly Silver C/F
           Leigh Silver                        10,050           $  187,061
          Shirley Silver C/F
           Romy Silver                         10,050           $  187,061
          Shirley Silver Trust
           FBO Leigh Silver                    17,536           $  331,884
          Shirley Silver Trust
           FBO Romy Silver                     17,536           $  331,884
          Sherleigh Associates                 20,100           $  342,642
          Sherleigh Associates
           Defined Benefit Pension             62,790           $1,170,670
          Sherleigh Associates
           Profit Sharing Plan                230,350           $4,015,438

     The foregoing sales were consummated via brokerage transactions which occurred within the 60 day period predating this filing.

          (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of such securities.

          (e) On September 30, 1997, the reporting person ceased to be a beneficial owner of more than 5% of the Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On June 5, 1997, Sherleigh Associates, LLC ("Sherleigh"), an affiliate of Mr. Silver, entered into a financial consulting agreement with Clayton, Dubilier & Rice, Inc. ("CDR") in connection with CDR's consideration of a possible acquisition of the issuer by Lexmark International, Inc. The agreement's term is one year and provides for a fee to be paid to Sherleigh equal to 1.1% of the "transaction consideration" (aggregate dollar amount of the consideration to be paid for the investment by CDR, including cash, securities, real and personal property). Sherleigh is to be reimbursed for reasonable accountable expenses.

Item 7.   Material to be Filed as Exhibits.

               N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 1997
-----------------------------------------------
Date

      /s/ Jack Silver
-----------------------------------------------
Signature

        JACK SILVER
-----------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).